UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AMERICAN OUTDOOR BRANDS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	001-39366	84-4630928
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

1800 North Route Z
Columbia, Missouri	65202
(Address of principal executive offices)	(Zip code)

H. Andrew Fulmer, EVP, CFO & Treasurer – (800) 338-9585
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1    Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
A copy of American Outdoor Brands, Inc. Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://ir.aob.com/corporate-governance/conflict-minerals. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02    Exhibits
Exhibit 1.01 Conflict Minerals Report

Section 2    Exhibits
Item 2.01    Exhibits
The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMERICAN OUTDOOR BRANDS, INC., a Delaware corporation

By:	/s/ H. Andrew Fulmer	Dated:	May 29, 2026
H. Andrew Fulmer
EVP, CFO, Treasurer, & Secretary